March 29, 2019
Via EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Symetra Life Insurance Company (the “Company”) Post-Effective Amendment No. 1 on Form S-1 File No. 333-225314
Commissioners:
The Company is filing under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 1 (the “Amendment”) to the Form S-1 registration statement referenced above (the “Registration Statement”) for certain individual single premium deferred index-linked annuity contracts.

The Company respectfully requests selective review of the Amendment in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). Except for the principal differences discussed below, the disclosure set forth in the Amendment is not substantially different from disclosure included in Pre-Effective Amendment No. 2 to the Registration Statement, as filed on October 31, 2018 (Accession No. 0001559495-18-000021), which was declared effective by the Commission on November 6, 2018.

The changes made in the Amendment are as follows:

•	Adjusting the minimum guaranteed Indexed Interest Cap to never be less than 2.00% during the surrender charge period or less than 1.00% thereafter;

•	Updating Appendix A: State Variations to include Contract variations received since the prior filing;

•	Revising disclosure regarding the Unregistered Separate Account;

•	Including Consolidated Financial Statements as of December 31, 2018; and

•	Updating disclosure regarding Selected Financial Data, Executive Compensation and Management’s Discussion and Analysis.

Other than the changes noted above, the Company believes there are no specific areas in the Amendment that warrant particular attention by the Commission staff.

Please direct any questions or comments regarding the Registration Statement to me at 515-471-8159 or at Darlene.chandler@symetra.com.

Sincerely,
/s/ Darlene K. Chandler
Darlene K. Chandler
Vice President and Associate General Counsel
Symetra Life Insurance Company
Darlene.chandler@symetra.com
(515) 471-8159 Phone
(425) 256-6080 Fax

cc:    Jacqueline M. Veneziani, General Counsel, Symetra Life Insurance Company
Dodie Kent, Eversheds Sutherland (US) LLP